UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-35329

Alio Gold Inc.

(Exact name of registrant as specified in its charter)

Suite 506 - 700 West Pender Street, Vancouver, BC V6C 1G8.

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Shares, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:  One

EXPLANATORY NOTE

On July 1, 2020, pursuant to an Arrangement Agreement, dated March 30, 2020, between Alio Gold Inc. ("Alio") and Argonaut Gold Inc. ("Argonaut"), Argonaut acquired all of the issued and outstanding common shares of Alio, which was completed by way of a statutory plan of arrangement under the provisions of the Business Corporations Act (British Columbia).

Pursuant to the requirements of the Securities Exchange Act of 1934, Alio Gold Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 13, 2020	ALIO GOLD INC.

	By:	/s/ Dave Ponczoch
	Name:	Dave Ponczoch
	Title:	Secretary